UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Preliminary Operating Results for Fiscal Year 2025

On February 5, 2026, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for fiscal year 2025. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed audited by KB Financial Group’s independent auditors and are therefore subject to change.

1.	Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		4Q 2025	3Q 2025	% Change Increase (Decrease) (Q to Q)	4Q 2024	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	22,461,380	14,972,327	50.02	26,467,245	(15.14)
	Cumulative	81,378,164	—	—	85,214,124	(4.50)
Net operating profit	Specified Quarter	1,770,255	2,334,990	(24.19)	1,031,562	71.61
	Cumulative	8,531,244	—	—	8,045,261	6.04
Profit before income tax	Specified Quarter	1,285,499	2,261,433	(43.16)	925,929	38.83
	Cumulative	8,196,679	—	—	6,985,247	17.34
Profit for the period	Specified Quarter	748,597	1,655,228	(54.77)	659,828	13.45
	Cumulative	5,850,527	—	—	5,028,606	16.34
Profit attributable to shareholders of the parent company	Specified Quarter	721,241	1,686,040	(57.22)	684,072	5.43
	Cumulative	5,842,974	—	—	5,078,221	15.06

Notes: 1)	“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, reinsurance income, gain on financial assets/liabilities at fair value through profit or loss, other insurance finance income and other operating income.

2.	Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		4Q 2025	3Q 2025	% Change Increase (Decrease) (Q to Q)	4Q 2024	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	11,102,884	6,444,666	72.28	17,400,343	(36.19)
	Cumulative	42,528,587	—	—	51,497,328	(17.42)
Net operating profit	Specified Quarter	1,215,123	1,573,852	(22.79)	946,716	28.35
	Cumulative	5,734,309	—	—	5,398,865	6.21
Profit before income tax	Specified Quarter	838,574	1,578,930	(46.89)	871,999	(3.83)
	Cumulative	5,328,752	—	—	4,445,298	19.87
Profit for the period	Specified Quarter	489,463	1,175,328	(58.36)	612,944	(20.15)
	Cumulative	3,834,631	—	—	3,151,402	21.68
Profit attributable to shareholders of the parent company	Specified Quarter	497,430	1,176,943	(57.74)	633,869	(21.52)
	Cumulative	3,861,978	—	—	3,251,759	18.77

Note: 1)	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3.	Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)

(Won in millions, %)		4Q 2025	3Q 2025	% Change Increase (Q to Q)	4Q 2024	% Change Increase (Y to Y)
Operating revenue	Specified Quarter	5,196,935	2,746,467	89.22	2,757,448	88.47
	Cumulative	14,148,226	—	—	10,832,031	30.61
Net operating profit	Specified Quarter	243,652	225,265	8.16	45,312	437.72
	Cumulative	911,571	—	—	780,786	16.75
Profit before income tax	Specified Quarter	232,983	213,388	9.18	38,336	507.74
	Cumulative	906,891	—	—	748,633	21.14
Profit for the period	Specified Quarter	179,958	160,067	12.43	37,745	376.77
	Cumulative	682,386	—	—	590,361	15.59
Profit attributable to shareholders of the parent company	Specified Quarter	178,968	159,172	12.44	40,259	344.54
	Cumulative	679,737	—	—	591,153	14.98

Notes: 1)	The above figures are based on KB Securities’ consolidated financial statements, as a result of which the figures may differ from KB Securities’ earnings results to be released at KB Financial Group’s earnings conference for fiscal year of 2025, which are based on KB Financial Group’s consolidated financial statements.
2) “Operating revenue” represents operating income based on KB Securities’ financial statements.

Report of Change in Revenue or Profit of More than 15% (KB Financial Group)

On February 5, 2026, KB Financial Group reported changes in its revenue and profit as described below.

Key Details (Consolidated)

(Won in thousands)	FY 2025	FY 2024	Amount Increase (Decrease)	% Change Increase (Decrease)

Revenue and Profit

- Operating revenue	81,378,163,985	85,214,123,573	(3,835,959,588)	(4.50)

- Net operating profit	8,531,244,376	8,045,261,241	485,983,135	6.04

- Profit from continuing operations before income tax	8,196,679,379	6,985,247,154	1,211,432,225	17.34

- Profit for the period	5,850,527,165	5,028,606,050	821,921,115	16.34

Primary reason for the change in revenue/profit	An increase in interest income, primarily due to an increase in the average balance of loan and financial assets, as well as an increase in fee income driven by robust product sales

Other Financial Data
- Total assets	797,923,033,049	757,845,532,244
- Total liabilities	737,083,231,927	698,030,350,915
- Total equity	60,839,801,122	59,815,181,329
- Capital stock	2,090,557,685	2,090,557,685
- Total equity / Capital stock ratio (%)	2,910.2	2,861.2

Note: 1)	The preliminary figures presented above are based on K-IFRS and are subject to change pending the results of the audit by KB Financial Group’s independent auditors.
2)

“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, reinsurance income, gain on financial assets/liabilities at fair value through profit or loss, other insurance finance income and other operating income.

3)	“Profit for the period” comprises the total profit for the period, including profit attributable to both controlling interests and non-controlling interests.

Report of Change in Revenue or Profit of More than 15% (Kookmin Bank)

On February 5, 2026, KB Financial Group reported changes in the revenue and profit of Kookmin Bank as described below.

Key Details (Consolidated)

(Won in thousands)	FY 2025	FY 2024	Amount Increase (Decrease)	% Change Increase (Decrease)

Revenue and Profit

- Operating revenue	42,528,587,100	51,497,328,149	(8,968,741,049)	(17.4)

- Net operating profit	5,734,309,009	5,398,864,988	335,444,021	6.2

- Profit from continuing operations before income tax	5,328,752,450	4,445,298,292	883,454,158	19.9

- Profit for the period	3,834,630,577	3,151,401,505	683,229,072	21.7

Primary reason for the change in revenue/profit	Increases in interest and non-interest income, as a result of asset growth and funding portfolio management.

Other Financial Data
- Total assets	584,934,967,347	562,887,179,524
- Total liabilities	545,969,514,375	524,859,859,741
- Total equity	38,965,452,972	38,027,319,783
- Capital stock	2,021,895,580	2,021,895,580
- Total equity / Capital stock ratio (%)	1,927.2	1,880.8

Note: 1)	The preliminary figures presented above are based on K-IFRS and are subject to change pending the results of the audit by Kookmin Bank’s independent auditors.
2)	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.
3)	“Profit for the period” comprises the total profit for the period, including profit attributable to both controlling interests and non-controlling interests.

Report of Change in Revenue or Profit of More than 15% (KB Securities)

On February 5, 2026, KB Financial Group reported changes in the revenue and profit of KB Securities as described below.

Key Details (Consolidated)

(Won in thousands)	FY 2025	FY 2024	Amount Increase	% Change Increase

Revenue and Profit

- Operating revenue	14,148,225,546	10,832,030,725	3,316,194,821	30.61

- Net operating profit	911,571,002	780,786,477	130,784,525	16.75

- Profit from continuing operations before income tax	906,891,711	748,633,013	158,258,698	21.14

- Profit for the period	682,385,418	590,360,820	92,024,598	15.59

Primary reason for the change in revenue/profit	An overall increase in key business sector performances, including brokerage fees.

Other Financial Data
- Total assets	76,474,890,336	63,390,535,353
- Total liabilities	69,578,155,095	56,502,205,677
- Total equity	6,896,735,241	6,888,329,676
- Capital stock	1,493,102,120	1,493,102,120
- Total equity / Capital stock ratio (%)	461.9	461.3

Note: 1)

The preliminary figures presented above are based on K-IFRS and are subject to change pending the results of the audit by KB Securities’ independent auditors or the approval at KB Securities’ general meeting of shareholders.

2)	“Operating revenue” represents operating income based on KB Securities’ financial statements.
3)	“Profit for the period” comprises the total profit for the period, including profit attributable to both controlling interests and non-controlling interests.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 5, 2026	By:	/s/ Sang Rok Na
(Signature)
Name: Sang Rok Na
Title: Senior Managing Director and Chief Financial Officer